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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                                                  Commission File Number: 1-5407

                             WHITTAKER CORPORATION
            (Exact name of Registrant as specified in its charter)


                           1955 No. Surveyor Avenue
                         Simi Valley, California 93063
                                (805) 526-5700
   (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                 $5.00 Cumulative Convertible Preferred Stock
           (Title of each class of securities covered by this Form)

                    Common Stock, par value $.01 per Share
       Series A Participating Cumulative Preferred Stock Purchase Rights (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [X]          Rule 12h-3(b)(1)(ii)   [_]
     Rule 12g-4(a)(1)(ii)   [_]          Rule 12h-3(b)(2)(i)    [_]
     Rule 12g-4(a)(2)(i)    [_]          Rule 12h-3(b)(2)(ii)   [_]
     Rule 12h-4(a)(2)(ii)   [_]          Rule 15d-6             [_]
     Rule 12h-3(b)(1)(i)    [_]

     Approximate number of holders of record as of the certification or notice date: None

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, Whittaker Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                            WHITTAKER CORPORATION


                                            By: /s/ Richard B. Levin
                                               ------------------------------
                                                 (Richard B. Levin
                                                  Vice President)

                                            Date: January 17, 1996